EXHIBIT 99.2

CONDENSED CONSOLIDATED
INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2017
(UNAUDITED)

YAMANA GOLD INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31,

(In millions of United States Dollars except for shares and per share amounts, unaudited)	2017	2016
Revenue	$403.5	$400.9
Cost of sales excluding depletion, depreciation and amortization	(238.0)	(217.1)
Gross margin excluding depletion, depreciation and amortization	$165.5	$183.8
Depletion, depreciation and amortization	(106.0)	(104.9)
Mine operating earnings	$59.5	$78.9

Expenses
General and administrative	(25.3)	(21.9)
Exploration and evaluation	(4.0)	(2.9)
Other expenses (Note 4)	(18.6)	(0.7)
Operating earnings	$11.6	$53.4
Finance income (Note 5)	1.2	0.2
Finance expense (Note 5)	(37.9)	(45.8)
Net finance expense	$(36.7)	$(45.6)
(Loss)/earnings before taxes	$(25.1)	$7.8
Current income tax (expense)/recovery (Note 6)	(10.4)	0.8
Deferred income tax recovery (Note 6)	29.6	27.5
Income tax recovery of continuing operations	$19.2	$28.3
Net (loss)/earnings from continuing operations	(5.9)	36.1
Net earnings from discontinued operations (Note 3(b))	—	0.2
Net (loss)/earnings	$(5.9)	$36.3

Attributable to:
Yamana Gold Inc. equity holders	$(6.1)	$36.3
Non-controlling interests	0.2	—
Net (loss)/earnings	$(5.9)	$36.3

Net (loss)/earnings per share attributable to Yamana Gold Inc. equityholders (Note 7)
Net (loss)/earnings per share from continuing operations - basic and diluted	$(0.01)	$0.04
Net earnings per share from discontinued operations - basic and diluted	$—	$—
Net (loss)/earnings per share - basic and diluted	$(0.01)	$0.04

Weighted average number of shares outstanding (in thousands) (Note 7)
Basic	947,901	947,173
Diluted	948,384	947,670

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

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YAMANA GOLD INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
FOR THE THREE MONTHS ENDED MARCH 31,

(In millions of United States Dollars, unaudited)	2017	2016
Net (loss)/earnings	$(5.9)	$36.3

Other comprehensive income/(loss), net of taxes (Note 8)
Items that may be reclassified subsequently to profit or loss:
- Net gain in fair value of available-for-sale securities ("AFS"), net of income taxes	—	1.9
- Reclassification of losses recorded in earnings	5.1	—
- Increase in fair value of hedging instruments	28.7	—
- Decrease in fair value of hedging instruments	(6.5)	—
- Tax impact on fair value of hedging instruments	(4.7)	—
	$22.6	$1.9
Total other comprehensive income	$22.6	$1.9
Total comprehensive income	$16.7	$38.2

Attributable to :
Yamana Gold Inc. equity holders	$13.9	$38.2
Non-controlling interests	2.8	—
Total comprehensive income	$16.7	$38.2

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

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YAMANA GOLD INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31,

(In millions of United States Dollars, unaudited)	2017	2016
Operating activities
(Loss)/earnings before taxes	$(25.1)	$7.8
Adjustments to reconcile earnings before taxes to net operating cash flows:
Depletion, depreciation and amortization	106.0	104.9
Share-based payments (Note 16)	3.2	6.0
Finance income (Note 5)	(1.2)	(0.2)
Finance expense (Note 5)	37.9	45.8
Mark-to-market on sales of concentrate and price adjustments on unsettled invoices	(2.1)	(11.0)
Mark-to-market on investments and other assets	3.7	(10.3)
Amortization of deferred revenue on metal purchase agreements (Note 13)	(3.4)	—
Other non-cash expenses	2.9	1.5
Advanced payments received on metal purchase agreement and unearned revenue (Note 13)	4.4	8.0
Decommissioning, restoration and similar liabilities paid	(0.7)	(0.9)
Income taxes paid	(8.4)	(36.5)
Cash flows from operating activities before net change in working capital	$117.2	$115.1
Net change in working capital (Note 9(b))	(65.9)	1.1
Cash flows from operating activities of continuing operations	$51.3	$116.2
Cash flows from operating activities of discontinued operations (Note 3(b))	$—	$6.7
Investing activities
Acquisition of property, plant and equipment (Note 12)	$(129.4)	$(83.0)
Payments on settlement of derivative contracts	—	(7.6)
Acquisition of Mineração Riacho dos Machados Ltda (Note 3(c))	—	(47.4)
Proceeds from Brio Gold Inc. disposition of interest (Note 3(a))	14.8	—
Proceeds on disposal or cash flows used on acquisition of investments and other assets	18.3	(1.8)
Other investing activities	(17.7)	0.1
Cash flows used in investing activities of continuing operations	$(114.0)	$(139.7)
Cash flows used in investing activities of discontinued operations (Note 3(b))	$—	$(3.9)
Financing activities
Dividends paid (Notes (9(d),15(b))	$(4.8)	$(13.9)
Interest and other finance expenses paid (Note 9(d))	(18.9)	(17.1)
Repayment of long-term debt (Notes 9(d),14)	(25.9)	(67.0)
Proceeds from long-term debt (Notes 9(d),14)	120.0	120.0
Cash flows from financing activities of continuing operations	$70.4	$22.0
Effect of foreign exchange of non-United States Dollar denominated cash and cash equivalents	0.8	3.5
Increase in cash and cash equivalents of continuing operations	$8.5	$2.0
Increase in cash and cash equivalents of discontinued operations	$—	$2.8
Cash and cash equivalents of continuing operations, beginning of period	$97.4	$119.5
Cash and cash equivalents of discontinued operations, beginning of period	$—	$0.4
Cash and cash equivalents, end of period of continuing operations	$105.9	$121.5
Cash and cash equivalents, end of period of discontinued operations (Note 3(b))	$—	$3.2

Note 9: Supplementary Cash Flow Information.
The accompanying notes are an integral part of the condensed consolidated interim financial statements.

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YAMANA GOLD INC.
CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS
AS AT,

(In millions of United States Dollars, unaudited)	March 31, 2017	December 31, 2016
Assets
Current assets:
Cash and cash equivalents	$105.9	$97.4
Trade and other receivables	30.8	36.6
Inventories (Note 11)	272.4	254.1
Other financial assets (Note 13(a))	109.9	75.5
Other assets	94.3	88.8
	$613.3	$552.4
Non-current assets:
Property, plant and equipment (Note 12)	7,596.0	7,566.3
Other financial assets (Note 13(a))	25.1	36.5
Deferred tax assets	72.1	116.7
Goodwill and intangibles	479.8	481.0
Other assets	64.1	48.8
Total assets	$8,850.4	$8,801.7

Liabilities
Current liabilities:
Trade and other payables (Note 9(d))	$317.8	$340.0
Income taxes payable	5.4	4.8
Other financial liabilities (Note 9(d))	167.7	95.2
Other provisions and liabilities (Note 13(b))	42.0	35.1
	$532.9	$475.1
Non-current liabilities:
Long-term debt (Notes 9(d),14)	1,595.0	1,573.8
Decommissioning, restoration and similar liabilities	230.1	222.2
Deferred tax liabilities	1,446.3	1,511.4
Other financial liabilities	75.6	76.9
Other provisions and liabilities (Note 13(b))	361.0	362.3
Total liabilities	$4,240.9	$4,221.7

Equity
Share capital (Note 15)
Issued and outstanding 948,036,679 common shares (December 31, 2016 - 947,797,596 common shares)	$7,631.6	$7,630.5
Reserves	34.6	12.0
Deficit	(3,141.2)	(3,130.3)
Equity attributable to Yamana Gold Inc. shareholders	$4,525.0	$4,512.2
Non-controlling interest (Note 17)	84.5	67.8
Total equity	$4,609.5	$4,580.0
Total liabilities and equity	$8,850.4	$8,801.7

Note 20: Contractual Commitments and Note 21: Contingencies.
The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Approved by the Board

“Peter Marrone”	“Patrick Mars”
PETER MARRONE	PATRICK MARS
Director	Director

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YAMANA GOLD INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
FOR THE THREE MONTHS ENDED MARCH 31,

(In millions of United States Dollars, unaudited)	Share capital	Equity reserve	Hedging reserve	Available -for-sale reserve	Other reserve	Total reserves	Retained earnings/ (deficit)	Equity attributable to Yamana shareholders	Non- controlling interest	Total equity
Balance as at January 1, 2016	$7,625.4	$20.1	$—	$(0.4)	$(1.1)	$18.6	$(2,802.7)	$4,841.3	$23.3	$4,864.6
Net earnings	—	—	—	—	—	—	36.3	36.3	—	36.3
Accumulated other comprehensive income, net of income tax (Note 8)	—	—	—	1.9	—	1.9	—	1.9	—	1.9
Transactions with owners
Issued on acquisition of mineral interest (Note 3)	—	0.2	—	—	—	0.2	—	0.2	—	0.2
Issued on vesting of restricted share units (Note 16)	0.6	(0.6)	—	—	—	(0.6)	—	—	—	—
Restricted share units (Note 16)	—	0.6	—	—	—	0.6	—	0.6	1.8	2.4
Dividend reinvestment plan	0.2	—	—	—	—	—	—	0.2	—	0.2
Dividends	—	—	—	—	—	—	(4.9)	(4.9)	—	(4.9)
Balance as at March 31, 2016	$7,626.2	$20.3	$—	$1.5	$(1.1)	$20.7	$(2,771.3)	$4,875.6	$25.1	$4,900.7
Balance as at January 1, 2017	$7,630.5	$17.8	$0.2	$(3.5)	$(2.5)	$12.0	$(3,130.3)	$4,512.2	$67.8	$4,580.0
Net loss	—	—	—	—	—	—	(6.1)	(6.1)	0.2	(5.9)
Accumulated other comprehensive income, net of income tax (Note 8)	—	—	17.4	5.1	—	22.6	—	22.6	—	22.6
Transactions with owners
Divestment of Brio Shares	—	—	—	—	—	—	—	—	14.8	14.8
Issued on vesting of restricted share units (Note 15)	1.0	(1.0)	—	—	—	(1.0)	—	—	—	—
Restricted share units (Note 16)	—	1.0	—	—	—	1.0	—	1.0	1.7	2.7
Dividend reinvestment plan (Note 15)	0.1	—	—	—	—	—	—	0.1	—	0.1
Dividends	—	—	—	—	—	—	(4.8)	(4.8)	—	(4.8)
Balance as at March 31, 2017	$7,631.6	$17.8	$17.6	$1.6	$(2.5)	$34.6	$(3,141.2)	$4,525.0	$84.5	$4,609.5

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

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YAMANA GOLD INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the Three Months Ended March 31, 2017
(With Comparatives as at December 31, 2016 and for the Three Months Ended March 31, 2016)
(Tabular amounts in millions of United States Dollars, unless otherwise noted, unaudited)

1.    BASIS OF PREPARATION AND PRESENTATION

These Condensed Consolidated Interim Financial Statements of Yamana Gold Inc. (the "Company" or "Yamana"), including comparative figures, have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting ("IAS 34") using the accounting principles consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These Condensed Consolidated Interim Financial Statements do not include all disclosures required by IFRS for annual audited consolidated financial statements and accordingly should be read in conjunction with the Company’s Annual Audited Consolidated Financial Statements for the year ended December 31, 2016 prepared in accordance with IFRS as issued by the IASB. These Condensed Consolidated Interim Financial Statements were authorized for issuance by the Board of Directors of the Company on May 3, 2017.

These Condensed Consolidated Interim Financial Statements have been prepared on the basis of and using the accounting policies, methods of computation and presentation consistent with those applied and disclosed in Notes 3 and 5 to the Company’s Annual Audited Consolidated Financial Statements for the year ended December 31, 2016 except as noted below.

In preparing the Condensed Consolidated Interim Financial Statements in accordance with IAS 34, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses for the period end. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact the Company's Condensed Consolidated Interim Financial Statements. Actual future outcomes may differ from present estimates. Management reviews its estimates and assumptions on an ongoing basis using the most current information available.

The critical judgments and key sources of estimation uncertainties in the application of accounting policies during the three months ended March 31, 2017 are the same as those disclosed in Note 4 to the Company's Annual Audited Consolidated Financial Statements for the year ended December 31, 2016.

2.    RECENT ACCOUNTING PRONOUNCEMENTS

Certain pronouncements have been issued by the IASB or the International Financial Reporting Interpretations Committee (“IFRIC”) that are mandatory for accounting periods after December 31, 2016. Pronouncements that are not applicable to the Company have been excluded from this note.

The following pronouncements have been issued but are not yet effective:

(a)
IFRS 9 Financial Instruments ("IFRS 9") - The Standard provides a revised model for recognition and measurement of financial instruments and a single, forward-looking 'expected loss' impairment model. IFRS 9 also includes a substantially reformed approach to hedge accounting. It is effective for annual reporting periods beginning January 1, 2018 for public entities. The Company has completed a preliminary assessment of the impact of adopting IFRS 9. Currently, the Company enters into commodity derivatives including forward contracts to manage exposure to fluctuations in metal prices, such as copper in concentrate, to achieve the Company's risk management goals. These derivative contracts are not currently eligible for hedge accounting under IAS 39 Financial Instruments: Recognition and Measurement, therefore the changes in fair value are recorded immediately in earnings. Under IFRS 9, the application of hedge accounting is permitted for the hedging of components of a non-financial asset, as in the case of copper in concentrate, allowing the intended offset in cash flows related to changes in fair value of copper in concentrate and changes in fair value of copper derivatives. However, the effect on net earnings by applying IFRS 9 hedge accounting on copper in concentrate is not expected to be significantly different from the current practice due to the short duration of the derivatives entered into by the Company. Application of IFRS 9 on the Company's other financial instruments is not expected to have a significant impact on the Company's financial position nor its results of operations. Quantification of impact is expected by mid 2017. The impact of IFRS 9 on the Company's financial statements is not expected to be significant.

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(b)
IFRS 15 Revenue from Contracts with Customers ("IFRS 15") - The Standard covers principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. It is effective for annual reporting periods beginning on or after January 1, 2018 for public entities. The Company has completed a preliminary assessment of the impact of adopting IFRS 15. The Company generates revenue mainly from selling precious metals and copper through various revenue streams. Typical for the mining industry, each metal sale transaction is stand-alone and without multiple element arrangements. For precious metal, the points in the streams where revenue is recognized are concluded to be essentially the same under IFRS 15 and IAS 18 Revenue. Additional analysis of the sales of copper concentrate, which represents approximately 15% of the Company's total revenue, is required to ascertain the point of revenue recognition. Additionally, there is a need to determine whether sales through metals streams contain a significant financing component and a potential variable consideration component. This analysis is planned for mid-2017. The Company is currently assessing the two transition methods allowed by the new Standard, namely, the full retrospective method in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, and the modified retrospective method with the cumulative effect of initially applying IFRS 15 as an adjustment to the opening balance of retained earnings at the date of initial application or other component of equity as appropriate. Quantification of impact is expected by mid-2017. The impact of IFRS 15 on the Company's financial statements is not expected to be significant.

(c)
IFRS 16 Leases - The Standard requires lessees to recognize assets and liabilities for most leases. It is effective for annual reporting periods beginning January 1, 2019 for public entities. Early application is permitted for companies that also apply IFRS 15. The Company does not anticipate early adoption and is assessing the impact on the adoption of this Standard.

(d)
IFRIC Interpretation 22 Foreign Currency Transactions and Advance Consideration ("IFRIC 22") - On December 8, 2016, the IASB issued IFRIC 22, which addresses the exchange rate to use in transactions that involve advance consideration paid or received in a foreign currency. The Standard provides guidance on how to determine the date of the transaction for the purpose of determining the spot exchange rate used to translate the asset, expense or income on initial recognition that relates to, and is recognized on the de-recognition of, a non-monetary prepayment asset or a non-monetary deferred income liability. It is effective January 1, 2018. The Company is currently assessing the impact on the adoption of this Standard. The impact of IFRIC 22 on the Company's financial statements is not expected to be significant.

3.    ACQUISITION AND DISPOSITION OF MINERAL INTERESTS

a)	Disposition of Interest in Brio Gold Inc.

On December 23, 2016, the Company closed an offering of purchase rights pursuant to which the Company transferred a part of its holding of Brio Gold Inc. ("Brio Gold") common shares ("Brio Shares") to Yamana shareholders. A total of 17,324,507 Brio Shares owned by the Company were transferred pursuant to the transactions at a price of C$3.25 per share for aggregate proceeds of $40.7 million (C$54.1 million) to the Company. The proceeds, net of transaction costs, were recorded as non-controlling interests in the consolidated statement of changes in equity. As a result of the completion of these transactions, Brio Gold became a public reporting company with shares listed on the Toronto Stock Exchange. The transaction represented a disposal of Brio Shares to non-controlling interests.

On March 6, 2017, the Company announced that it had completed a secondary offering by private placement of 6 million common shares of its holding of Brio Shares. The Company sold the Brio Shares at C$3.35 per share for total proceeds of $14.8 million (C$20.1 million) to an arm's length institutional shareholder. The sale was completed at a premium to the offering price of the 2016 purchase rights offering. The accounting treatment of the proceeds from the secondary offering was consistent with that of the 2016 purchase rights offering. Upon completion of the sale, the Company owned 89.2 million Brio Shares, representing approximately 79% of the issued and outstanding Brio Shares.

b)	Disposition of Mercedes Mine and Related Exploration Properties

On September 30, 2016, the Company completed the sale to Premier Gold Inc. ("Premier") of its Mexican subsidiaries through which the Mercedes mine and other Mexican assets were held. Pursuant to the transaction, the Company received total consideration of $122.5 million in cash, equity securities and a net smelter return royalty having an additional value of $23.2 million on close of the transaction. The equity securities received include 6 million common shares of Premier and 3 million common share purchase warrants of Premier that are exercisable at C$4.75 per common share for 24 months. The Company also received a 1.0% net smelter return royalty on the Mercedes mine, that becomes payable upon the earlier of six years from the completion of the sale or the date upon which cumulative production of 450,000 ounces of gold equivalent from Mercedes has been achieved, as well as a 2.0% net smelter return royalty on the La Silla property in Sinaloa, Mexico and the La Espera property in Sonora, Mexico. The Company has recognized a loss of $30.9 million on the sale.

c)	Acquisition of Mineração Riacho dos Machados Ltda (“MRDM”)

On February 17, 2016, Brio Gold, a subsidiary of the Company, entered into an Assignment and Assumption Agreement and a Restructuring Agreement pursuant to which it would ultimately acquire all right, title and interests in Mineração Riacho dos Machados Ltda (“MRDM”), a wholly-owned subsidiary of Carpathian Gold Inc. (“Carpathian”), from Macquarie Bank Limited, holder of rights and interests in loan facility extended to MRDM, and Carpathian. MRDM owns and operates the Riacho Dos Machados ("RDM") mine which is an open-pit gold mining operation located in Minas Gerais State, Brazil. RDM increases the production profile of Brio Gold in a mining-friendly jurisdiction expected to increase the sustainable production level, contribute to cash flow and provide mineral reserve growth and a mineral resource base with growth potential.

On April 29, 2016, the Company closed on the restructuring procedures and concurrently attained control of MRDM for approximately $53.9 million in total cash consideration, excluding acquisition related costs of $3.5 million which have been recognized as an expense and included in other expenses in the Consolidated Statements of Operations for the period ended December 31, 2016.

The Company has recognized its interest in the assets, liabilities, revenues and expenses of MRDM in accordance with the Company’s rights and obligations prescribed by the transaction, as a business combination, in accordance with IFRS 3, Business Combinations.

Total consideration paid by the Company was as follows:

Cash	$53.9

The following table summarizes the total fair values of assets and liabilities acquired:

Final
Cash	$0.3
Net working capital acquired (i)	2.3
Property, plant and equipment (including mineral interests)	57.4
Non-current liabilities	(6.1)
Net identifiable assets	$53.9

(i)    Included in net working capital acquired are accounts receivables of $2.6 million at fair value which were collected subsequent to closing of the MRDM acquisition.

4.    OTHER EXPENSES

For the three months ended March 31,	2017	2016
Change in provisions	$1.5	$(1.7)
Write-down of other assets	(2.5)	(1.7)
Business transaction costs	1.8	3.8
Loss/(gain) on sale of assets	0.7	(0.3)
Mark-to-market (gain)/loss on deferred share units	(0.3)	3.6
Realized losses on sale of AFS securities and mark-to-market loss/(gain) on warrants (i)	3.7	(7.4)
Reorganization costs	0.5	1.3
Other expenses (ii)	13.2	3.1
Other expenses	$18.6	$0.7

(i)	Includes realized loss of $3.7 million related to the sale of AFS securities.

(ii)	Other expenses in the current period reflect a $7.7 million expense related to standby costs incurred during El Peñón's suspension of operations associated with the collective bargaining negotiation.

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5.    FINANCE INCOME AND EXPENSE

For the three months ended March 31,	2017	2016
Interest income	$1.2	$0.2
Finance income	$1.2	$0.2

Unwinding of discounts on provisions	$(5.0)	$(3.6)
Interest expense on long-term debt	(17.6)	(19.9)
Unrealized loss on derivative	(10.0)	(7.8)
Net foreign exchange loss	(2.2)	(11.0)
Amortization of deferred financing, bank financing fees & other	(3.1)	(3.5)
Finance expense	$(37.9)	$(45.8)
Net finance expense	$(36.7)	$(45.6)

6.    INCOME TAXES

Tax expense is recognized based on management's best estimate of the average annual income tax rate expected for the full financial year multiplied by the pre-tax income of the interim reporting period. The following table reconciles income taxes calculated at statutory rates with the income tax expense in the Condensed Consolidated Interim Statements of Operations:

For the three months ended March 31,	2017	2016
(Loss)/earnings before income taxes	$(25.1)	$7.8
Canadian statutory tax rate (%)	26.5%	26.5%

Expected income tax (recovery)/expense	(6.7)	2.1
Impact of (lower) foreign tax rates (i)	(8.0)	(19.7)
Impact of change in enacted tax rates (ii)	—	(8.2)
Permanent differences	(8.0)	(9.2)
Unused tax losses and tax offsets not recognized in deferred tax assets	10.7	7.6
Tax effects of translation in foreign operations	14.4	9.3
True-up of tax provisions in respect of prior years	0.5	17.2
Withholding taxes	2.3	2.0
Unrealized foreign exchange (gain)	(27.2)	(30.6)
Mining taxes on profit	2.5	1.2
Other	0.3	—
Income tax recovery	$(19.2)	$(28.3)

Income tax recovery is represented by:
Current income tax expense/(recovery)	$10.4	$(0.8)
Deferred income tax recovery	(29.6)	(27.5)
Net income tax recovery	$(19.2)	$(28.3)

(i)	The Company operates in multiple foreign tax jurisdictions that have tax rates that differ from the Canadian statutory rate.

(ii)
On February 8, 2016, the Chilean government enacted changes to its tax law that reduced the withholding tax on the repatriation of dividend from 35% to 32%. In November 2016, the Quebec Government enacted changes to the income tax rate as proposed in the 2015 provincial budget. Starting in 2017, the general corporate income tax rate will gradually decrease by 0.1% over the next 4 years with the current rate decreasing from 11.8% to 11.5% in 2020. In November 2016, Jacobina was granted a tax incentive for 10 years, which will allow it to reduce its statutory tax rate from 34% to 15.25% on mining profits.

7.    (LOSS)/EARNINGS PER SHARE

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(Loss)/Earnings per share are based on the weighted average number of common shares of the Company outstanding during the period. The diluted (loss)/earnings per share reflects the potential dilution of common share equivalents, such as outstanding share options and warrants, in the weighted average number of common shares outstanding during the period, if dilutive.

For the three months ended March 31,	2017	2016
Weighted average number of common shares (in thousands) - basic	947,901	947,173
Weighted average number of dilutive stock options (in thousands)	—	1
Weighted average number of dilutive Restricted Share Units (in thousands)	—	496
Weighted average number of common shares (in thousands) - diluted (i)	947,901	947,670

Basic and diluted (loss)/earnings per share from continuing operations
Net (loss)/earnings from continuing operations	$(5.9)	$36.1
(Loss)/earnings per share from continuing operations - basic and diluted	$(0.01)	$0.04

Basic and diluted (loss)/earnings per share attributable to Yamana equity holders
Net (loss)/earnings attributable to Yamana equity holders	$(6.1)	$36.3
(Loss)/earnings per share attributable to Yamana equity holders - basic and diluted	$(0.01)	$0.04

Basic and diluted (loss)/earnings per share
Net (loss)/earnings	$(5.9)	$36.3
(Loss)/earnings per share - basic and diluted	$(0.01)	$0.04

(i)	Effect of dilutive securities - the potential shares attributable to 876 stock options and 481,953 restricted share units ("RSUs") in the three-month period ended March 31, 2017 were anti-dilutive.

8.    OTHER COMPREHENSIVE INCOME

For the three months ended March 31,	2017	2016
Net change in unrealized gains on available-for-sale securities:
Reclassification of losses recorded in earnings	5.1	—
Mark to Market of available-for-sale securities (net of tax)	—	1.9
	5.1	1.9

Net change in fair value of hedging instruments
Increase in fair value of hedging instruments	28.7	—
Decrease in fair value of hedging instruments	(6.5)
Tax impact	(4.7)	—
	17.5	—
Accumulated other comprehensive income attributable to equity shareholders	$22.6	$1.9

9.    SUPPLEMENTARY CASH FLOW INFORMATION

(a)	Non-Cash Investing and Financing Transactions

For the three months ended March 31,	2017	2016
Interest capitalized to assets under construction	$4.5	$1.5
Issue of common shares on vesting of RSU (Note 15)	$1.0	$0.6

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(b)    Net Change in Working Capital

For the three months ended March 31,	2017	2016
Net decrease/(increase) in:
Trade and other receivables	$3.3	$29.6
Inventories	(11.0)	(1.4)
Other assets	(23.5)	3.5
Net decrease/(increase) in:
Trade payable and other payables	(34.8)	(16.7)
Other liabilities	(6.8)	(8.4)
Movement in above related to foreign exchange	6.9	(5.5)
Net change in working capital	$(65.9)	$1.1

(c)	Cash and Cash Equivalents

	March 31, 2017	December 31, 2016
Cash at bank	$104.5	$96.2
Bank short-term deposits	1.4	1.2
Total cash and cash equivalents of continuing operations (i)	$105.9	$97.4

(i)
Cash and cash equivalents consist of cash on hand, cash on deposit with banks, banks term deposits and highly liquid short-term investments with terms of less than 90 days from the date of acquisition.

(d)	Change in Liabilities Arising from Financing Activities

	Long-term debt	Current portion of long-term debt	Current liabilities (excluding current portion of long-term debt)	Trade and other payables
Balance as at December 31, 2016	$1,573.8	$18.6	$76.6	$340.0
Cash flows: Proceeds of long-term debt (Note 14)	120.0	—	—	—
Cash flows: Repayments from long-term debt (Note 14)	(25.9)	—	—	—
Cash flows: Interest paid	—	—	—	(18.9)
Cash flows: Dividends paid	—	—	—	(4.8)
Non-cash: Amortization cost of debt	(0.8)	—	—	—
Non-cash: Interest accruals	—	—	—	6.1
Non-cash: Dividends accruals	—	—	—	4.8
Non-cash: Reclassifications and other	(72.1)	72.1	0.4	(9.4)
Balance as at March 31, 2017	$1,595.0	$90.7	$77.0	$317.8

10.    FAIR VALUE MEASUREMENT

(a)	Fair Value of Financial Instruments

The Company’s financial instruments include cash and cash equivalents, trade and other receivables, investments in financial securities, trade and other payables, long-term debt and derivative assets (liabilities). The carrying values of cash and cash equivalents, trade and other receivables, advances and deposits, trade and other payables approximate their fair values due to the relatively short-term nature of these instruments. Adjustments recognized in the balance sheet relating to concentrate sales are fair valued based on published and observable prices. Fair values of derivatives were based on market closing prices at period end, on published and observable market prices for similar

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instruments and on inputs derived principally from or corroborated by observable market data or other means, except for the determination of the fair value of warrants for which the Black-Scholes model was used.

There were no material differences between the carrying value and fair value of non-current financial assets and liabilities. As at March 31, 2017, the debt has a carrying value of $1.7 billion (December 31, 2016 — $1.6 billion), which is comprised of a revolving facility, senior debt notes and assumed debt with fair values of $209.5 million, $1.5 billion and $20 million, respectively (December 31, 2016 — $116.2 million, $1.5 billion and $20.3 million). The fair value was calculated by discounting the future cash flows by a discount factor based on an interest rate of 5% which reflects the Company's own credit risk. Fair values of available-for-sale securities were calculated based on current and available market information.

The Company assesses its financial instruments and non-financial contracts on a regular basis to determine the existence of any embedded derivatives which would be required to be accounted for separately at fair value and to ensure that any embedded derivatives are accounted for in accordance with the Company’s policy. As at March 31, 2017, there were no embedded derivatives requiring separate accounting other than concentrate sales.
The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In assessing the fair value of a particular contract, the market participant would consider the credit risk of the counterparty to the contract. Consequently, when it is appropriate to do so, the Company adjusts its valuation models to incorporate a measure of credit risk. The following table summarizes the Company's financial assets and liabilities measured at fair value on a recurring basis:

As at March 31, 2017	Level 1 Input	Level 2 Input	Level 3 Input	Aggregate Fair Value
Assets:
Available-for-sale securities (Note 13(a))	$2.4	$—	$—	$2.4
Warrants	—	2.4	—	2.4
Derivative related assets (Note 13(a))	—	21.7	—	21.7
	$2.4	$24.1	$—	$26.5

As at December 31, 2016	Level 1 Input	Level 2 Input	Level 3 Input	Aggregate Fair Value
Assets:
Available-for-sale securities (Note 13(a))	$18.7	$—	$—	$18.7
Warrants	—	3.4	—	3.4
Derivative related assets (Note 13(a))	—	4.9	—	4.9
	$18.7	$8.3	$—	$27.0

Valuation Techniques
Available-for-Sale Securities
The fair value of publicly traded available-for-sale securities is determined based on a market approach reflecting the bid price of each particular security at the balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore available-for-sale securities are classified within Level 1 of the fair value hierarchy.

Derivative Instruments
The fair value of derivative instruments is determined using either present value techniques or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. The Company continues to monitor the potential impact of the

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recent instability of the financial markets, and will adjust its derivative contracts for credit risk based upon the credit default swap spread for each of the counterparties as warranted.

Gold Sales Contracts and Metal Concentrate Sales Contracts
Gold sales are made at market observable spot prices. Metal concentrate sales are based on market prices on measurement dates, which are two or three months after shipment depending on the terms of the off-take agreements. The sales are measured initially and then adjusted monthly on the basis of prices quoted on the London Metal Exchange until the measurement date. Therefore, metal concentrate sales would be classified within Level 2 of the fair value hierarchy. The Company continues to monitor and, as warranted, adjust for credit risk based upon the credit default swap spread for each of the counterparties.

The following table summarizes unrealized derivative (losses)/gains:

	2017	2016
Commodity contracts	$(2.7)	$(7.8)
Currency contracts	$(7.3)	$—
	$(10.0)	$(7.8)

The following table summarizes realized derivative gains/(losses):

	2017	2016
Commodity contracts	$(0.7)	$2.9
Currency contracts	6.6	$—
	$5.9	$2.9

Market risk is the risk that changes in market factors, such as foreign exchange, commodity prices or interest rates will affect the value of the Company's financial instruments. Market risks are managed by either accepting the risk or mitigating it through the use of derivatives and other economic hedges. As at March 31, 2017, there are no substantial changes to the market risk described in Note 16: Financial Instruments to the Consolidated Annual Financial Statements, except for the change in managing the Company’s currency risk as discussed below.

The Company’s sales are predominantly denominated in United States Dollars. The Company is primarily exposed to currency fluctuations relative to the United States Dollar as a portion of the Company’s operating costs and capital expenditures are denominated in foreign currencies; predominately the Brazilian Real, the Argentine Peso, the Chilean Peso, the Mexican Peso and the Canadian Dollar. Monetary assets denominated in foreign currencies are also exposed to foreign currency fluctuations. These potential currency fluctuations could have a significant impact on production costs and affect the Company’s earnings and financial condition.

Following a period of sustained decline in the aforementioned currencies, as at December 31, 2015, the Company temporarily halted its currency hedging program. To limit the variability in the Company’s expected operating expenses denominated in Brazilian Reais, the Company restarted its hedging program in May 2016. It has entered into zero-cost collar contracts totaling R$510 million (R$ = Reais) with purchase of call options at an average strike price of R$3.40 per USD and sale of put options at an average strike price of R$4.13 per USD. The term of the cash flow hedge is from May 2016 to April 2017. In October 2016, the Company entered into an additional zero-cost collar contracts totaling R$400.0 million with the purchase of call options at an average strike price of R$3.25 per USD and sale of put options at an average strike price of $3.79 is per USD. The term of the cash flow hedge is from May 2017 to December 2017.

During the first quarter, the Company entered into a derivative contract to mitigate the volatility of share price on DSU compensation, effectively locking in the exposure of the Company for three million DSUs (approximately 80% of outstanding DSUs) at a value of C$3.5002 per share.

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11.    INVENTORIES

As at,	March 31, 2017	December 31, 2016
Product inventories	$54.5	$51.2
Metal in circuit and gold in process	60.2	60.2
Ore stockpiles	37.4	36.3
Materials and supplies	120.3	106.4
	$272.4	$254.1

The amount of inventories recognized as an expense during the three months ended March 31, 2017 was $238.0 million (2016 - $217.1 million) and is included in cost of sales excluding depletion, depreciation and amortization. For the three months ended March 31, 2017, a total recovery of $1.7 million was recorded to adjust inventory to net realizable value (2016 - charge of $0.4 million), which is included in cost of sales excluding depletion, depreciation and amortization.

12.    PROPERTY, PLANT AND EQUIPMENT

	Mining property costs subject to depletion (i)	Mining property costs not subject to depletion (ii)	Land, building, plant & equipment	Total
Cost, January 1, 2016	$5,522.5	$6,546.7	$2,802.2	$14,871.4
Additions	209.4	240.2	96.1	545.7
Reclassification, transfers and other non-cash movements (iii)	421.8	(435.2)	42.9	29.5
Change in decommissioning, restoration & similar liabilities	36.6	—	—	36.6
Disposals	(329.9)	(369.7)	(196.0)	(895.6)
Cost, December 31, 2016	$5,860.4	$5,982.0	$2,745.2	$14,587.6
Additions	29.4	77.9	22.1	129.4
Reclassification, transfers and other non-cash movements (iii)	30.0	0.5	(26.5)	4.0
Change in decommissioning, restoration & similar liabilities	(3.6)	1.7	—	(1.9)
Disposals	—	—	(1.9)	(1.9)
Cost, March 31, 2017	$5,916.2	$6,062.1	$2,738.9	$14,717.2
Accumulated depreciation, January 1, 2016	$3,211.3	$2,275.8	$1,175.6	$6,662.7
Depreciation for the period	261.8	—	215.3	477.1
Impairment	426.8	101.1	87.2	615.1
Reclassification, transfers and other non-cash movements	(0.5)	—	—	(0.5)
Disposals	(330.0)	(295.7)	(107.4)	(733.1)
Accumulated depreciation, December 31, 2016	$3,569.4	$2,081.2	$1,370.7	$7,021.3
Depreciation for the period	44.2	15.8	41.4	101.4
Disposals	—	—	(1.5)	(1.5)
Accumulated depreciation, March 31, 2017	$3,613.6	$2,097.0	$1,410.6	$7,121.2
Carrying value, December 31, 2016	$2,291.0	$3,900.8	$1,374.5	$7,566.3
Carrying value, March 31, 2017	$2,302.6	$3,965.1	$1,328.3	$7,596.0

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(i)	The following table shows the reconciliation of capitalized stripping costs incurred in the production phase:

As at,	March 31, 2017	December 31, 2016
Balance, beginning of period	$301.9	$238.3
Additions	39.1	88.7
Amortization	(7.2)	(25.1)
Impairment	—	—
Balance, end of period	$333.8	$301.9

(ii)
Mining property costs not subject to depletion include: capitalized mineral reserves and exploration potential acquisition costs, capitalized exploration & evaluation costs, capitalized development costs, assets under construction, capital projects and acquired mineral resources at operating mine sites. Mining property costs not subject to depletion are composed of the following:

As at,	March 31, 2017	December 31, 2016
Projects with mineral reserves	$2,451.5	$2,346.1
Exploration potential	1,389.0	1,465.1
Mines under construction	124.6	89.6
Total	$3,965.1	$3,900.8

(iii)
Reclassification, transfers and other non-cash movements for the period includes $3.6 million (2016 - $24.1 million) in stockpile inventory which is not expected to be processed within one year for a cumulative balance of $40.3 million.

13.    SELECTED COMPOSITION NOTES

a)	Other Financial Assets

As at,	March 31, 2017	December 31, 2016
Income tax recoverable and installments	$24.3	$18.3
Tax credits recoverable (i)	56.9	43.2
Derivative related asset	21.7	4.9
Royalty and other receivables	23.4	20.3
Investments in financial securities (ii)	4.8	22.1
Other	3.9	3.2
	$135.0	$112.0
Current	109.9	75.5
Non-current	25.1	36.5
	$135.0	$112.0

(i)	Tax credits recoverable classified as other financial assets consist of sales taxes which are recoverable in the form of a refund from the respective jurisdictions in which the Company operates.

(ii)
Investments in financial securities includes AFS securities and warrants with a cost of $17.5 million (2016 - $39.3 million) and a fair value of $4.8 million (2016 - $22.1 million). Pursuant to the sale of the Mercedes mine to Premier Gold Inc, the Company received 6,000,000 common shares of Premier Gold Inc. and 3,000,000 common share purchase warrants that were exercisable at C$4.75 per common share for 24 months. During the period ended June 30, 2016, the Company received common shares of Aura Minerals Inc. as consideration for the sale of Ernesto Pau-a-Pique ("EPP"). AFS securities are reviewed quarterly for significant or prolonged declines in fair value requiring impairment and more frequently when economic or market concerns warrant such evaluation. The review includes an analysis of the facts and circumstances of the financial assets, the market price of actively traded securities and other financial assets, the severity of loss, the financial position and near-term prospects of the investment, credit risk of the counterparties, the length of time the fair value has been below costs, both positive and negative evidence that the carrying amount is recoverable within a reasonable period of time, management’s intent and ability to hold the financial assets for a period of time sufficient to allow for any anticipated recovery of fair value and management’s market view and outlook. On September 26, 2016 the Company sold all of its Warrants held in Sandstorm for $33.5 million cash. The warrants were originally issued by Sandstorm to Yamana as part of the consideration for certain metal purchase arrangements relating to copper and silver entered into with Sandstorm in 2015. During the first quarter of 2017, the Company also disposed of its holdings of common shares of Premier Gold Inc. and other holdings.

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b)	Other Provisions and Liabilities

As at,	March 31, 2017	December 31, 2016
Provision for repatriation taxes payable (i)	$13.0	$13.1
Provision for taxes	27.5	25.8
Deferred revenue on metal agreements - Altius (ii)	58.4	59.8
Deferred revenue on metal agreements - Sandstorm (iii)	162.7	164.8
Other provisions and liabilities (iv)	141.4	133.9
	$403.0	$397.4
Current	42.0	35.1
Non-current	361.0	362.3
	$403.0	$397.4

(i)
The Company is subject to additional taxes in Chile on the repatriation of profits to its foreign shareholders.  Total taxes in the amount of $13.0 million (December 31, 2016 - $13.1 million) have been accrued on the assumption that the profits will be repatriated.

(ii)
On March 31, 2016, the Company entered into a copper purchase agreements with Altius Minerals Corporation (“Altius”) (the “Copper Purchase Agreement”), pursuant to which Altius paid the Company total advanced payments of $60 million in cash consideration plus 400,000 Altius warrants valued at $1.1 million. The Copper Purchase Agreement provides Altius with the right to receive deliveries of copper referenced to production from the Company’s Chapada mine in Brazil.  The advanced payments have been accounted as deferred revenue.  The Company records a portion of the deferred revenue as sales, when substantial risks and rewards of the metals have been transferred to Altius. Movement of deferred revenue of $1.4 million in the year to date is related to the amortization of deferred revenue on metal delivery.

(iii)
Deferred revenue on metal agreements includes the proceeds received from three metal agreements signed with Sandstorm Gold Ltd. (“Sandstorm”) on October 27th, 2015. Sandstorm paid the Company total cash of $152 million and issued the Company 15 million common share purchase warrants (valued at $18.4 million at inception) with a five year term and strike price of $3.50. The metal purchase agreements include a silver purchase contract referenced to production from Cerro Moro, Minera Florida and Chapada, a copper purchase transaction referenced to production from Chapada, and a gold purchase transaction referenced to production from Agua Rica. Refer to details of the terms of the agreement disclosed in Note 25 Other Provisions and Liabilities to the Company's Annual Audited Consolidated Financial Statements for the year ended December 31, 2016. Movement of deferred revenue of $2.0 million in the year to date is related to the amortization of deferred revenue on metal delivery.

(iv)
Other provisions and liabilities include provisions relating to legal proceedings, silicosis and other. In 2004, a former director of Northern Orion (now named 0805346 B.C. Ltd.) commenced proceedings in Argentina against Northern Orion claiming damages in the amount of $177.0 million for alleged breaches of agreements entered into with the plaintiff.  The plaintiff alleged that the agreements entitled him to a pre-emptive right to participate in acquisitions by Northern Orion in Argentina and claimed damages in connection with the acquisition by Northern Orion of its 12.5% equity interest in the Alumbrera Mine.  On August 22, 2008, the National Commercial Court No. 13 of the City of Buenos Aires issued a first-instance judgment rejecting the claim.  The plaintiff appealed this judgment to the National Commercial Appeals Court.  On May 22, 2013, the appellate court overturned the first-instance decision.  The appellate court determined that the plaintiff was entitled to make 50% of Northern Orion’s investment in the Alumbrera acquisition, although weighted the chance of the plaintiff’s 50% participation at 15%.  The matter was remanded to the first-instance court to determine the value.  Northern Orion appealed this decision through to the Supreme Court of Argentina, but on October 28, 2014, the Supreme Court denied Northern Orion’s motion for leave to appeal and accordingly the determination of the National Commercial Appeals Court regarding the plaintiff’s entitlement to damages stands. The court appointed valuator subsequently delivered an assessment order of the value of lost opportunity to the plaintiff at $244 million. The Company succeeded in having the assessment order annulled on November 13, 2015, the National Commercial Court of Appeals rejected the plaintiff’s appeal against the annulment of the award. As no further action before the expiration of the term for any possible appeal on December 18, 2015, the annulment of the $244 million award made by the valuator is definitive.  A new valuator was appointed and an “arbitral report” was rendered on September 13, 2016. Such report provides only a suggestion of value at $54.2 million. While this represents a significant improvement over the original annulled award, of $244 million, the amount suggested in the current report continues to be well in excess of the amount Northern Orion considers reflective of the claim. Northern Orion has determined that there are several flaws in this latest report, as was the case in the first report, and that the instructions of the court pursuant to which the arbitration is being conducted were not followed. In addition, the latest report is advisory of the amount of the award and is not a determinative award. As such, an application has been made to annul the report on similar grounds to the application to annul the first report which succeeded. Northern Orion believes that pursuant to the instructions for conducting the valuation, any award should be at most de minimis or nominal. In addition to the application for an annulment of the current arbitration, Northern Orion will continue to consider all its legal options to defend its interests.

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14.    LONG-TERM DEBT

As at,	March 31, 2017	December 31, 2016
$500 million senior debt notes, issued on June 25, 2014	$495.8	$495.6
$300 million senior debt notes, issued on June 10, 2013	294.9	294.9
$500 million senior debt notes, issued on March 23, 2012	484.2	484.1
$270 million senior debt notes, issued on December 18, 2009	181.3	181.3
$1 billion revolving facility (ii)	176.4	116.2
$75 million revolving facility (iii)	33.1	—
Long-term debt from 50% interest of Canadian Malartic	20.0	20.3
Total debt	$1,685.7	$1,592.4
Less: current portion of long-term debt	$(90.7)	$(18.6)
Long-term debt (i)	$1,595.0	$1,573.8

(i) Balances are net of transaction costs of $13.0 million, net of amortization (December 31, 2016 - $11.9 million). The Company incurred $1.9 million (December 31, 2016 - nil) in transaction costs in the period related to the Brio revolving facility.
(ii) During the three months ended March 31, 2017, the Company drew $85.0 million and repaid $25.0 million on its revolving facility. The Company will, from time to time, repay balances outstanding on its revolving credit and intends to renew the credit facility upon maturity in 2021.
(iii) During the three months ended March 31, 2017, Brio Gold drew $35.0 million on its revolving facility. Brio Gold will, from time to time, repay balances outstanding on its revolving credit and intends to renew the credit facility upon maturity in 2019.

The following is a schedule of long-term debt principal repayments which includes corporate debt, the revolving facility, and debt assumed from the 50% interest in Canadian Malartic which is neither corporate nor guaranteed by the Company:

Long-term Debt
2017	$16.9
2018	110.1
2019	218.1
2020	84.1
2021	180.0
2022	192.7
2023	261.2
2024	$635.6
$1,698.7

15.    SHARE CAPITAL

(a)	Common Shares Issued and Outstanding

The Company is authorized to issue an unlimited number of common shares at no par value and a maximum of eight million first preference shares. There were no first preference shares issued or outstanding as at March 31, 2017 (2016: nil).

For the three months ended March 31,	2017		2016
	Number of		Number of
Issued and outstanding - 948,036,679 common shares	common shares	Amount	common shares	Amount
(December 31, 2016 - 947,797,593 common shares):	(in thousands)	(in millions)	(in thousands)	(in millions)
Balance, as at January 1,	947,798	$7,630.5	947,050	$7,625.4
Issued on vesting of restricted share units	214	1.0	67	0.6
Dividend reinvestment plan (i)	25	0.1	111	0.2
Balance, end of period	948,037	$7,631.6	947,228	$7,626.2

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(i)
The Company has a dividend reinvestment plan to provide holders of common shares a simple and convenient method to purchase additional common shares by electing to automatically reinvest all or any portion of cash dividends paid on common shares held by the plan participant without paying any brokerage commissions, administrative costs or other service charges. As at March 31, 2017, shareholders holding a total of 18,658,100 shares have subscribed to the plan.

(b) Dividends Paid and Declared

For the three months ended March 31,	2017	2016
Dividends paid	$4.8	$13.9
Dividends declared in respect of the period	$4.7	$4.9
Dividend paid (per share)	$0.005	$0.015
Dividend declared in respect of the period (per share)	$0.005	$0.005

16.    SHARE-BASED PAYMENTS

The total expense relating to share-based payments includes accrued compensation expense related to plans granted and adjustments to compensation associated with mark-to-market adjustments on cash-settled plans, as follows:

For the three months ended March 31,	2017	2016
Accrued expense on equity-settled compensation plans	$1.0	$0.8
Accrued expense on cash-settled compensation plans	0.7	(0.2)
Total for instruments granted	$1.7	$0.6
Compensation expense for Brio Gold Inc.	1.7	1.7
Mark-to-market (recovery)/loss on cash-settled plans	$(0.2)	$3.7
Total expense recognized as compensation expense	$3.2	$6.0

As at,	March 31, 2017	December 31, 2016
Total carrying amount of liabilities for cash-settled arrangements	$17.3	$16.9

The following table summarizes the equity instruments outstanding related to share-based payments as at:

As at (In thousands)	March 31, 2017	December 31, 2016
Options (i)	2,008	2,242
Restricted share units ("RSU") (ii)	1,843	707
Deferred share units ("DSU") (iii)	3,920	3,829
Performance share units ("PSU") (iv)	3,100	1,873

(i)	During the three months ended March 31, 2017, 233,622 options were canceled.

(ii)	During the three months ended March 31, 2017, the Company granted 1,350,294 RSUs with a weighted average grant date fair value of C$4.47 per RSU.

(iii)
During the three months ended March 31, 2017, the Company granted 91,223 DSUs and recorded an expense of $0.3 million. During the first quarter, the Company entered into a derivative contract to mitigate the volatility of share price on DSU compensation, effectively locking in the exposure of the Company for three million DSUs (approximately 80% of outstanding DSUs) at a value of C$3.5002 per share.

(iv)
During the three months ended March 31, 2017, the Company granted 1,224,321 PSUs at a fair value of C$2.89 per unit. The fair value of PSU granted was determined using a probability weighted analysis using a Monte Carlo simulation with the following assumptions:

Dividend yield (CAD dollars)	0.71%
Expected volatility (based on the historical volatility of the Company's shares)	62.78%
Risk-free interest rate	1.0924%
Expected life	3 years

17.    NON-CONTROLLING INTEREST

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Non-controlling interests exist in less than wholly-owned subsidiaries of the Company and represent the outside interest's share of the carrying values of the subsidiaries. Non-controlling interests are recorded at their proportionate share of the fair value of identifiable net assets acquired as at the date of acquisition and are presented immediately after the equity section of the consolidated balance sheet. When the subsidiary company issues its own shares to outside interests and does not result in a loss of control, a dilution gain or loss arises as a result of the difference between the Company's share of the proceeds and the carrying value of the underlying equity, an equity transaction, is included in equity.

As at March 31,	2017	2016
Agua De La Falda S.A. (i)	$18.7	$18.7
Brio Gold Inc. (ii)	65.8	49.1
	$84.5	$67.8

(i)
The Company holds a 56.7% interest of Agua De La Falda ("ADLF") project along with Corporación Nacional del Cobre de Chile ("Codelco"). The ADLF project is an exploration project which includes the Jeronimo Deposit and is located in northern Chile.

(ii)
Equity instruments, including share-based payments, issued by a subsidiary that is not owned by the parent are non-controlling interests regardless of whether they are vested and of the exercise price. During the three months ended March 31, 2017, Brio Gold Inc. recognized an expense of $1.7 million for the RSUs granted in prior years which is included in general and administrative expenses.

18.    CAPITAL MANAGEMENT

The Company’s objectives in managing capital are to ensure sufficient liquidity to pursue its strategy of organic growth combined with strategic acquisitions, to ensure the externally imposed capital requirements relating to its long-term debt are being met, and to provide returns to its shareholders. The Company defines capital that it manages as net worth, which is comprised of total shareholders’ equity and debt obligations (net of cash and cash equivalents). Refer to Note 15: Share Capital and Note 14: Long-term Debt for a quantitative summary of these items.

The Company manages its capital structure and makes adjustments to it in light of general economic conditions, the risk characteristics of the underlying assets and the Company’s working capital requirements. In order to maintain or adjust its capital structure, the Company, upon approval from its Board of Directors, may issue shares, pay dividends, or undertake other activities as deemed appropriate under the specific circumstances. The Board of Directors reviews and approves any material transactions out of the ordinary course of business, including proposals on acquisitions or other major investments or divestitures, as well as capital and operating budgets. The Company has not made any changes to its policies and processes for managing capital during the year.

The Company has the following externally imposed financial covenants on certain of its debt arrangements:

(a)	Tangible net worth of at least $2.3 billion.

(b)	Maximum net total debt (debt less cash) to tangible net worth of 0.75.

(c)	Leverage ratio (net total debt/EBITDA) to be less than or equal to 3.5:1.

Not meeting these capital requirements could result in a condition of default by the Company. As at March 31, 2017, the Company has met all of the externally imposed financial covenants.

19.    OPERATING SEGMENTS

The Company has seven core reportable operating segments which include the following mines: the Chapada mine in Brazil, El Peñón mine in Chile, Canadian Malartic mine in Canada (50% interest), Gualcamayo mine in Argentina, Minera Florida in Chile, Jacobina in Brazil and Brio Gold Inc. with assets in Brazil. The Company aggregates and discloses the financial results of non-reportable operating segments which include, but are not limited to: investments in associate and corporate entities as these operating segments do not meet the quantitative thresholds to qualify as reportable operating segments. The Company’s chief operating decision makers perform planning, review operation results, assess performance and make resource allocation decisions for each of these segments at an operational level on a number of measures, which include mine operating earnings, production levels and unit production costs.  General and administrative, exploration and evaluation, finance income and costs, impairment charges and reversals, and investment write-down are managed on a consolidated basis and are therefore not reflected in segment income.

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(a)	Information about Assets and Liabilities

Property, plant and equipment referred to below consist of land, buildings, equipment, mining properties subject to depletion and mining properties not subject to depletion which include assets under construction and exploration and evaluation costs.

As at March 31, 2017	Chapada	El Peñón	Canadian Malartic	Gualca-mayo	Minera Florida	Jacobina	Corporate and other (ii)	Total excluding Brio Gold	Brio Gold Inc.	Total
Property, plant and equipment	$643.6	$764.8	$1,365.6	$404.9	$408.5	$737.0	$2,786.8	$7,111.2	$484.8	$7,596.0
Goodwill and intangibles	$—	$6.5	$427.7	$1.4	$—	$—	$44.2	$479.8	$—	$479.8
Non-current assets	$649.4	$787.6	$1,812.9	$406.0	$413.0	$752.6	$2,896.9	$7,718.4	$518.7	$8,237.1
Total assets	$729.5	$858.7	$1,874.0	$536.9	$439.7	$781.8	$3,046.0	$8,266.6	$583.8	$8,850.4
Total liabilities	$181.2	$209.3	$424.7	$154.8	$127.9	$151.5	$2,854.3	$4,103.7	$137.1	$4,240.8

As at December 31, 2016	Chapada	El Peñón	Canadian Malartic	Gualca-mayo	Minera Florida	Jacobina	Corporate and other (i)	Total excluding Brio Gold	Brio Gold Inc.	Total
Property, plant and equipment	$635.9	$764.4	$1,380.6	$411.9	$409.0	$737.7	$2,747.2	$7,086.7	$479.6	$7,566.3
Goodwill and intangibles	$—	$6.8	$427.7	$1.4	$—	$—	$45.1	$481.0	$—	$481.0
Non-current assets	$643.9	$775.2	$1,867.2	$412.9	$415.1	$751.8	$2,884.9	$7,751.0	$498.3	$8,249.3
Total assets	$723.1	$828.0	$1,925.2	$534.9	$444.9	$779.5	$3,013.7	$8,249.3	$552.4	$8,801.7
Total liabilities	$190.9	$200.5	$476.2	$150.4	$134.1	$157.5	$2,783.6	$4,093.2	$128.5	$4,221.7

(i)	"Corporate and other" includes Agua Rica ($1.1 billion), other advanced stage development, exploration properties and investments in associate and corporate entities.

(b)	Information about Profit and Loss

For the three months ended March 31, 2017	Chapada	El Peñón	Canadian Malartic	Gualca-mayo	Minera Florida	Jacobina	Corporate and other (iii)	Total excluding Brio Gold	Brio Gold Inc.	Total
Revenues (ii)	$85.2	$60.0	$82.4	$44.9	$30.2	$40.4	$—	$343.1	$60.4	$403.5
Cost of sales excluding depletion, depreciation and amortization	(48.7)	(37.2)	(36.5)	(29.9)	(22.1)	(23.0)	—	(197.4)	(40.6)	(238.0)
Gross margin excluding depletion, depreciation and amortization	36.5	22.8	45.9	15.0	8.1	17.4	—	145.7	19.8	165.5
Depletion, depreciation and amortization	(6.7)	(15.8)	(31.9)	(14.1)	(11.0)	(10.9)	(1.8)	(92.2)	(13.8)	(106.0)
Mine Operating Earnings	$29.8	$7.0	$14.0	$0.9	$(2.9)	$6.5	$(1.8)	$53.5	$6.0	$59.5
Other expenses (i)										$(84.6)
Loss before taxes										$(25.1)
Income tax expense										19.2
Net loss										$(5.9)

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For the three months ended March 31, 2016	Chapada	El Peñón	Canadian Malartic	Gualca-mayo	Minera Florida	Jacobina	Corporate and other (iii)	Total excluding Brio Gold	Brio Gold Inc.	Total
Revenues (ii)	$66.2	$94.0	$79.8	$43.8	$32.0	$36.2	$—	$352.0	$48.9	$400.9
Cost of sales excluding depletion, depreciation and amortization	(41.7)	(46.8)	(38.7)	(31.0)	(18.8)	(17.1)	—	(194.1)	(23.0)	(217.1)
Gross margin excluding depletion, depreciation and amortization	24.5	47.2	41.1	12.8	13.2	19.1	—	157.9	25.9	183.8
Depletion, depreciation and amortization	(9.3)	(25.3)	(27.3)	(9.0)	(10.4)	(9.3)	(3.3)	(93.9)	(11.0)	(104.9)
Mine Operating Earnings	$15.2	$21.9	$13.8	$3.8	$2.8	$9.8	$(3.3)	$64.0	$14.9	$78.9
Other expenses (i)										$(71.1)
Loss before taxes										$7.8
Income tax expense										28.3
Net loss from continuing operations										$36.1
Net loss from discontinued operations										$0.2
Net Loss										$36.3

(i)
Other expenses are comprised of general and administrative expense of $25.3 million (2016 -$21.9 million), exploration and evaluation expense of $4.0 million (2016 - $2.9 million), net finance expense of $36.7 million (2016 - $45.6 million) and other expense of $18.6 million (2016 - $0.7 million).

(ii)
Revenues are derived from sales of gold of $326.7 million (2016 - $328.8 million), silver of $20.2 million (2016 - $26.3 million) and copper of $64.7 million (2016 - $48.3 million) net of revenue adjustments relating to treatment and refining charges of gold and copper concentrate, sales taxes, metal price adjustments related to concentrate revenue and other adjustments totaling negative $8.1 million (2015 - negative $2.6 million).

(iii)	"Corporate and other" includes Agua Rica as well as other advanced stage development, exploration properties and investments in associate and corporate entities.

Capital expenditures	Chapada	El Peñón	Canadian Malartic	Gualca-mayo	Minera Florida	Jacobina	Corporate and other	Total excluding Brio Gold	Brio Gold Inc.	Total
For the three months ended March 31, 2017	$15.7	$14.6	$14.2	$4.3	$8.8	$10.6	$42.2	$110.4	$19.0	$129.4
For the three months ended March 31, 2016	$15.8	$17.6	$11.3	$2.1	$5.8	$7.1	$14.8	$74.5	$8.5	$83.0

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20.    CONTRACTUAL COMMITMENTS

Construction and Service Contracts

As at,	March 31, 2017	December 31, 2016
Within 1 year	$362.8	$312.4
Between 1 to 3 years	320.3	247.5
Between 3 to 5 years	124.6	57.7
After 5 years	3.1	10.4
	$810.8	$628.0

Operating Leases

The aggregate amount of minimum lease payments under non-cancellable operating leases is as follows:

As at,	March 31, 2017	December 31, 2016
Within 1 year	$1.9	$1.9
Between 1 to 3 years	1.0	1.5
Between 3 to 5 years	—	—
After 5 years	—	—
	$2.9	$3.4

21.    CONTINGENCIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.  Certain conditions may exist as of the date the financial statements are issued that may result in a loss to the Company, but which will be resolved only when one or more future events occur or fail to occur. The impact of any resulting loss from such matters affecting these Condensed Consolidated Interim Financial Statements of the Company may be material.

The Company received assessments from the Brazilian federal tax authorities disallowing certain deductions relating to financial instruments used to finance Brazilian operations for the years 2007 to 2012.  The Company believes that these financial instruments were issued on commercial terms permitted under applicable laws and is appealing these assessments.  As such, the Company does not believe it is probable that any amounts will be paid with respect to these assessments with the Brazilian authorities and the amount and timing of any assessments cannot be reasonably estimated.

On August 2, 2016, Canadian Malartic General Partnership (“CMGP”), the operator of the Canadian Malartic mine, was served with a class action lawsuit with respect to allegations involving the Canadian Malartic mine. Beginning in the spring of 2015, Canadian Malartic GP has been working collaboratively with the community of Malartic and its citizens to develop a “Good Neighbour Guide” that addresses the allegations contained in the lawsuit. CMGP will take all reasonable steps necessary to defend themselves from this lawsuit. At the current time, the Company does not believe it is probable that any amounts will be paid with respect to these lawsuits and the amount and timing cannot be reasonably estimated.

On April 10, 2017, the Quebec Superior Court dismissed the application for an interlocutory injunction. No dates have been set for the hearing of the application for a permanent injunction to restrict the Canadian Malartic mine’s mining operations to sound levels and mining volumes below the limits to which it is subject. For additional information see the Company's Annual Information Form for the year ended December 31, 2016.

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